Exhibit 99

SEPARATION AGREEMENT

THIS AGREEMENT is entered into between Limited Brands, Inc. (the “Company”) and Leonard A. Schlesinger (the “Executive”).

WHEREAS, the Executive intends to resign as an executive officer and an associate of Limited Brands, Inc.; and the Company intends to accept such resignation;

WHEREAS, the Executive intends to resign from the Board of Directors of The Limited Brands, Inc.; and the Company intends to accept such resignation;

WHEREAS, the Company has determined that due to the Executive’s intimate knowledge of its business and personnel, it is in the best interest of the Company to secure from the Executive additional covenants; and

NOW, THEREFORE, in consideration of the foregoing and the respective agreements of the parties contained herein, the parties agree as follows:

1.	Subject to the Executive’s compliance with the terms and conditions contained in this Agreement, the Company agrees to pay the Executive his current bi-weekly base salary, less applicable withholdings, on a biweekly basis for a period beginning on the first normal pay period after November 2, 2007 Agreement and ending upon the Executive’s receipt of fifty-two (52) such biweekly payments. While employed the Executive agrees to continue to assist the Company with an orderly transition. Further, if the Executive obtains subsequent employment, no payment under this paragraph shall be offset or reduced by the amount of any compensation provided to the Executive in any such subsequent employment.

2.

The Executive agrees to execute all documentation necessary to effectuate his resignation from the Company’s Board of Directors, including all of its subsidiaries and investments which the Executive is an officer and/or director and hereby resigns effective September 7, 2007 from the Board of Directors of Limited Brands, Inc. and from all of the Company’s subsidiaries and investments which the Executive is an officer and/or director. Further, the Executive hereby resigns from being an executive officer of Limited Brands, Inc. effective September 7, 2007 and from being an associate of the Company effective November 2, 2007.

3.	The Company agrees that, if the Executive is currently participating in the Company’s medical and/or dental plan, it will provide those applicable benefits under the Company’s medical and/or dental plans to the Executive and his beneficiaries as if he had continued to be employed by the Company for a period beginning after November 2, 2007 and ending on the Executive’s first day that the Executive is entitled to substantially similar medical coverage from another employer or on May 2, 2009, whichever is earlier. The Company shall also make a premium payment on the $5 million policy issued by Sun Life and owned by the Leonard A. Schlesinger Irrevocable Trust prior to the Executive’s termination of employment on November 2, 2007 with a tax gross-up payment so that after taxes on such amount, there remains a balance sufficient to pay the taxes being reimbursed.

4.

Except with respect to the Company’s Stock Option and Performance Incentive Plan (“Stock Option Plan”) the Company agrees that the Executive shall receive all monies, rights, or benefits to which he is entitled and/or vested as of November 2, 2007 under the Company’s Deferred Compensation Plans, and other “Accrued Compensation” as defined under the Executive’s Employment Agreement. With respect to the Company’s Incentive Compensation Plan, the Company agrees to pay the Executive his Incentive Compensation payout for the Fall season 2007, if any, which will be paid in March 2008 and for Spring season 2008, if any, which will be paid in September 2008. Executive’s participation in the Company’s Incentive Compensation Plan during the above mentioned seasons will be at the same level and manner as if he had remained employed with the Company. With respect to the Company’s Stock Option Plan the Company agrees that if the Executive complies with the terms and conditions set forth in paragraph 10 of this Agreement, the Executive shall be entitled to all rights and benefits under said Plan that he would have received if he had remained employed with the Company through April 1, 2008. Specifically, the Executive shall be allowed to vest in the stock option and restricted stock grants that are scheduled to vest through April 1, 2008, and shall have until April 1, 2009 to exercise all stock options that have vested on or before April 1, 2008. Executive understands that each plan has certain requirements that the Executive must follow in order to receive monies, rights, or benefits under those Plans. Executive is responsible for ensuring that he follows all specified requirements.

5.	The Company agrees to purchase or cause the purchase of the Executive’s home located at 3900 Kitzmiller Road, New Albany, Ohio under the terms and conditions set forth in the Company’s Relocation Policy. For avoidance of doubt, the Company acknowledges that this home will qualify for full coverage under the Company’s Relocation Policy. The Company also agrees that anytime prior to June 1, 2008, it will relocate the Executive’s household goods to any city in the United States in accordance with the Company’s Relocation Policy.

6.

The sums of money and conditions set forth as specified in Paragraphs 1, 2, 3, 4 and 5 represent any and all termination pay, back pay, wages, incentive compensation payments, PTO, damages (liquidated or unliquidated), benefits, attorneys’ fees, costs, interest, or other monies to which Executive may now be entitled from the Company. Further, Executive agrees that the above mentioned paragraphs satisfy any and all of the Company’s obligations to pay any compensation and/or benefits under the Executive’s Employment Agreement and all amendments to said Employment Agreement and that the

Company is released from any and all such obligations under said Employment Agreement and amendments. The Executive also acknowledges that the sums of money and the conditions set forth in Paragraphs 1, 2, 3, 4 and 5 are sufficient consideration for the signing of this Agreement.

7.	Except for his rights under this Agreement, the Executive acquits, releases, and forever discharges the Company, all of their subsidiaries, and affiliates, and all of their past, present, and future officers, directors, agents, employees, and shareholders and from all, and in all manner of, actions and causes of action, suits, debts, claims, and demands whatsoever, in law or in equity, which he ever had or may now have, with respect to any aspect of his employment by, or separation from the Company, whether known or unknown to the Executive at the time of execution of this Agreement, including but not limited to any claims under the Age Discrimination in Employment Act, any claims under his Employment Agreement as amended, and any other federal, state, or local law with respect to age, race, sex, religion and other forms of employment discrimination and with respect to any claims for breach of contract, tort of other federal, state, and local laws that relate to the Executive’s employment with or separation from the Company.

This paragraph does not preclude the Executive from submitting any dispute to arbitration pursuant to paragraph 12 of this Agreement solely for the purposes of enforcing his rights under this Agreement. The Executive agrees that the arbitration provisions of paragraph 12 of this Agreement shall be the sole recourse, remedy and forum with respect to any claim, dispute or cause of action arising out of or relating to this Agreement or to the Executive’s employment by or termination of employment from the Company.

Notwithstanding the forgoing release and waiver of legal rights, the Executive’s rights to indemnification pursuant to all applicable Company by-laws, policies, and contracts of insurance shall continue indefinitely, for all acts and omission of the Executive taken in the course and scope of the Executive’s employment and with respect to the Executive serving of the Company’s Board of Directors including serving on the boards of all of it’s subsidiaries and investments.

8.	Executive agrees to refrain from divulging (directly or indirectly) to any person or entity, in any manner whatsoever, confidential information concerning any matters affecting or relating to the operations, business or personnel of the Company or any of its affiliated companies except insofar as he is required to testify as a witness in a response to a subpoena and then only to the extent required by law. The Executive also agrees to direct all contacts from the media with respect to the Executive’s separation from the Company, its employees or its operations to Bruce Soll or the individual holding a similar position if Mr. Soll is no longer with the Company. Further, the parties agree not to make any public communications or statements that are inconsistent with the announcement that the Company released concerning the Executive’s resignation from the Company. Further, the Executive agrees that he will not make any disparaging remarks about the Company or its employees, current or former, or otherwise attempt to influence any person, corporation, agency or entity not to do business with the Company; provided, however, that nothing in this paragraph 8 shall prohibit providing any disclosure required by law or by federal or state regulators. In addition, effective March 1, 2008, the Executive will no longer be deemed an “insider” under the Company’s Insider Trading Policy.

9.	Executive agrees to fully assist and cooperate with the Company with any and all disputes, lawsuits, claims or proceedings of any kind that involve him because of his past role with the Company or about which he has knowledge or information. This cooperation includes but is not limited to being accessible to consult with the Company and/or its counsel, attend meetings, review documents, prepare for and attend depositions, hearings or trials without the need for subpoenas, provide any documents in his possession that relate to the proceeding and provide assistance in obtaining or finding such documents. However, the Company agrees to use its best efforts to make sure that the Executive’s cooperation does not interfere with his employment and other obligations. For any such assistance the Company agrees to provide Executive with reasonable reimbursement for all expenses and for any lost compensation.

10.

Through April 1, 2009 the Executive agrees that he shall not, directly or indirectly, without the prior written consent of the Company, own, manage, operate, join, control, be employed by, consult with or participate in the ownership, management, operation or control of, or be connected with (as a stockholder, partner, or otherwise), any business, individual, partner, firm, corporation, or other entity that competes or plans to compete, directly or indirectly, with the Company, or any of their subsidiaries, affiliates or divisions (the “Limited Affiliates”) or any of its products; provided, however, that the “beneficial ownership” by the Executive, either individually or as a member of a “group,” as such terms are used in Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended of not more than two percent (2%) of the voting stock of any publicly held corporation shall not be a violation of this paragraph of this Agreement. The Company in determining whether to give its written consent as set forth above will look at each request by the Executive on a case by case basis and will consider, among other factors, the size and nature of the business in question. The Executive also agrees that for the period commencing on the date hereof and continuing through April 1, 2009 (the “Restricted Period”), he will not directly or indirectly, solicit, induce or attempt to influence any associate of the Company, or any of its Limited Affiliates to leave their employment with a Limited Affiliate, nor assist anyone else in doing so. Further, through April 1, 2009 the Executive agrees that he will not either directly or indirectly, alone or in conjunction with another party, interfere with or harm, or attempt to interfere with or harm, the relationship of the Company, with any person who at any time was an employee, customer or supplier of the Company, or otherwise had a business relationship with the Company. Notwithstanding the foregoing, nothing in this Paragraph 10 shall restrict the Executive from owning an equity interest in, joining, being employed by, consulting with or participating in the ownership, management, operation or control of, or be connected with (as a stockholder, partner, or otherwise) (hereinafter “be involved with”), (a) a private equity firm, provided that the Executive does not have any management or supervisory role with respect to a portfolio company that owns an interest in a business that would be considered a competitor under this Paragraph 10, or (b) an entity that has an ongoing relationship with the Company. The parties agree that the Executive shall be allowed to be involved with Catterton Partners and/or General Catalyst if the Executive fully discloses to Martyn Redgrave (or his successor as Chief Administrative Officer) the general nature of the Executive’s involvement and if the Executive’s involvement does not conflict with any interest of the Company or involve the inevitable disclosure of the Company’s confidential information.

11.	The Executive agrees that all inventions, designs and ideas conceived, produced, created, or reduced to practice, either solely or jointly with others, during his employment with the Company including those developed on his own time, which relates to or is useful in the Company’s business (“Intellectual Property”) shall be owned solely by the Company. The Executive understands that whether in preliminary or final form, such Intellectual Property includes, for example, all ideas, inventions, discoveries, designs, innovations, improvements, trade secrets, and other intellectual property. All Intellectual Property is either work made for hire for the Company within the meaning of the United States Copyright Act, or, if such Intellectual Property is determined not to be work made for hire, then the Executive irrevocably assigns all rights, titles and interests in and to the Intellectual Property to the Company, including all copyrights, patents, and/or trademarks. The Executive agrees that he will, without any additional consideration, execute all documents and take all other actions needed to convey his complete ownership of the Intellectual Property to the Company so that the Company may own and protect such Intellectual Property and obtain patent, copyright and trademark registrations for it. The Executive also agrees that the Company may alter or modify the Intellectual Property at the Company’s sole discretion, and the Executive waives all right to claim or disclaim authorship. The Executive represents and warrants that any Intellectual Property that he assigns to the Company, except as otherwise disclosed in writing at the time of assignment, will be his sole exclusive original work. The Executive also represents that he has not previously invented any Intellectual Property or has advised the Company in writing of any prior inventions or ideas.

12.	If Executive or Company contends that the provisions of this Agreement are not being complied with, written notice of alleged non-compliance shall be given to the other party within twenty (20) calendar days of knowledge of the alleged non-compliance. Such notice must be either hand delivered or received by mail on or before said 20th day. The party receiving such notice shall have ten (10) business days from receipt of such written notice to resolve the alleged non-compliance through mutual efforts at conciliation. The parties may mutually agree in writing upon additional time to endeavor to resolve the alleged non-compliance. In the event that conciliation fails within the time set forth above, the parties agree to the submission of the dispute(s) to a mutually agreeable arbitrator whose award shall be accepted as final and binding upon the parties. If the parties are unable to agree upon an arbitrator, one shall be selected pursuant to American Arbitration Association’s Employment Dispute Rules. The arbitration shall be held in Columbus, Ohio and the parties shall treat the arbitration proceedings as completely confidential. The arbitrator shall have the authority to permit discovery, to the extent deemed appropriate by the arbitrator, upon request of a party, but such discovery process shall continue for no more than thirty (30) days. The arbitrator shall have no power or authority to add to or detract from the written agreement of the parties. In the event of arbitration instituted under this Agreement, the parties shall be equally responsible for payment of the arbitrator’s fees. In any arbitration instituted under this Agreement, the arbitrator shall have the authority to award any and all other appropriate damages. This Agreement to arbitrate may be compelled under the Ohio or Federal Arbitration Act.

13.	The parties agree that if the terms are acceptable, the Executive has twenty-one (21) days from his date of receipt to sign this Agreement. Executive understands and is advised that he should discuss any concerns he may have with his attorney before executing this Agreement. After the Executive signs this Agreement, he has seven (7) days from that date in which he may change his mind and revoke the Agreement. The parties agree that the Executive must clearly communicate any decision to revoke to the office of Douglas L. Williams within the seven-day period.

14.	The parties intend that the benefits and payments provided under this Agreement shall be exempt from, or comply with, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended.

15.	This Agreement may not be changed orally and contains the entire agreement of the parties with respect to the subject matter hereof and supersedes and replaces all prior agreements including the Executive’s Employment Agreement and understanding, oral or written, between the Executive.

WHEREFORE, the parties hereto have read all of the foregoing, understand the same, have had an opportunity to review it with legal counsel, if any, and agree to all of the provisions contained herein.

Limited Brands, Inc.

By:	/s/ DOUGLAS L. WILLIAMS	Date:	September 5, 2007
Douglas L. Williams
Its:	Senior Vice President,
General Counsel

VOLUNTARILY AND KNOWINGLY AGREED AND ACCEPTED AS SPECIFIED ABOVE:

/s/ LEN SCHLESINGER	Date:	September 5, 2007
Len Schlesinger

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